Exhibit 99.1

Press Release

For immediate release

Liminal BioSciences Provides Update on Business Strategy and Focus on Small Molecule Therapeutics

Company focused on continued advancement of its small molecule therapeutics platform including development of fezagepras and evaluating strategic alternatives for its plasma-derived therapeutics business and other non-core assets.

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – January 27, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, provided an update today regarding the Company’s corporate strategy for its small molecule therapeutics and plasma-derived based therapeutics platforms.

Following a review of its corporate business strategy, aimed at maximizing the use of capital resources, the Company has decided to re-focus its resources on its small molecule therapeutics business. It has therefore determined that its plasma-derived therapeutics business is no longer aligned with this new corporate business strategy.

As previously disclosed, the Company has been engaged in a process to find a commercialization partner for Ryplazim® (plasminogen) (“Ryplazim”), which has to date not resulted in an executable transaction.  As a consequence, and considering the ongoing cash burn associated with the plasma-derived therapeutics business, the Company announced that it has commenced a process to evaluate potential strategic alternatives for that portion of its business aimed at minimizing cash burn. These alternatives may result in a divestment, in whole or in part, of the plasma-derived therapeutics business and/or other non-core assets, or in other courses of action including but not limited to other strategic transactions or the closure of its Ryplazim related operations.

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The Company believes that such change in its business strategy will allow it to become more streamlined and with a singular focus on its core research capabilities and emerging pipeline.

“We believe that this change in our business strategy will allow us to focus our resources on the development of our lead product candidate fezagepras and our small molecule therapeutics drug discovery program and to become a more capital efficient organization”, stated Mr. Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. However, as of the date hereof, the Company has not made any decisions related to any specific strategic alternatives for its plasma-derived therapeutics business and there can be no assurance of a successful outcome from these efforts, or of the form or timing of any outcome. The Company will update the market on this process when it determines that further disclosure is appropriate or necessary, including impacts on its financial results.

About Ryplazim® (plasminogen)

Ryplazim® (Plasminogen) is an investigational drug based on a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis.

Through its US subsidiary, Prometic Biotherapeutics Inc., Liminal BioSciences resubmitted a Biologic License Application (“BLA”) in September 2020 with the U.S. Food and Drug Administration (FDA) seeking approval of Ryplazim for the treatment of clinical signs and symptoms associated with congenital plasminogen deficiency (“C-PLDG”). The FDA has provided a Prescription Drug User Fee Act (“PDUFA”) target action date of June 5, 2021.

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About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, G-protein-coupled receptor 84 (GPR84), and peroxisome proliferator-activated receptors (PPARs). Our lead small molecule product candidate, fezagepras (PBI-4050), has entered a Phase 1 clinical trial in Q4-2020 in the UK to evaluate multiple ascending doses of fezagepras in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. Fezagepras is expected to be further evaluated in a global Phase 2b clinical trial in patients with idiopathic pulmonary fibrosis (IPF) anticipated to be initiated in H2-2021. In addition, we expect to initiate a Phase 1b/2a clinical trial of fezagepras, for patients with high triglyceride levels (hypertriglyceridemia) in H2-2021.

Fezagepras has previously been granted Orphan Drug Designation by the FDA and the European Medical Agency (EMA) for the treatment of IPF. The treatment has also received a Promising Innovative Medicines (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for IPF.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Liminal BioSciences’ lead plasma-derived product candidate is Ryplazim®(plasminogen) (“Ryplazim®”), for which the Company, through its US subsidiary, Prometic Biotherapeutics Inc., resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with clinical signs and symptoms associated with congenital plasminogen deficiency. The PDUFA target action date for Ryplazim® is June 5, 2021. Ryplazim® has previously been granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

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This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the timing for FDA review of the BLA for Ryplazim®, the target PDUFA action date, the ability or projections regarding the use or sale of source plasma, the form, timing, ability to consummate or successful outcome of any strategic transactions pertaining to the Company’s non-core assets, including a potential divestment or the Company’s Ryplazim related business or assets, the Company’s ability to reduce its cash burn, the potential of our product candidates and development of R&D programs and the timing of initiation or nature of clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with FDA review, our ability to consummate any strategic transaction relating to our plasma-derived therapeutics business and/or non-core assets, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 pandemic on its business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F, as amended, for the year ended December 31, 2019 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy.

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As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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